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Exhibit 99.3

Address Change  ☐  Mark box, make changes next to address and sign below:

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES ("ADSs")
REPRESENTING ORDINARY SHARES OF
GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Please refer to the reverse side of this card for the Proposals to be voted at the Meeting.
PLEASE FOLD HERE

	FOR	AGAINST	ABSTAIN

Proposal 1	☐	☐	☐
Proposal 2	☐	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐
Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1.
To approve the merger and the approval and adopt the agreement and plan of merger, dated as of November 19, 2011, by and among Global Education & Technology Group Limited, Pearson plc, and Genius Merger Sub as it may be amended from time to time (the "merger agreement"), and any and all transactions contemplated thereby (including, but not limited to, the amendment and restatement of the Company's memorandum and articles of association).

2.
To approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Global Education & Technology Group Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Extraordinary General Meeting (the "Meeting") of Global Education & Technology Group Limited (the "Company") will be held at 10:30 a.m. (Beijing Time), on Monday, December 19, 2011 at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, PRC, to take action in the Proposals set forth on this Voting Instruction Card.

If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs in respect of such Proposals at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Proposals, or any of them, as the case may be. These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the signatory's ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given and the Voting Instruction Card is actually received by the Depositary before 10:30 a.m., you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 10:30 a.m., New York City time, on December 16, 2011. Only the registered ADS holders of record at the close of business in New York City on December 2, 2011, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADSs representing Ordinary Shares of the Company of record on December 2, 2011, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by such ADSs registered in the name of the signatory, on the Proposals at the Meeting.

NOTE: In order to have the aforesaid Ordinary Shares represented by your ADSs voted, this Voting Instruction Card must be returned before 10:30 a.m., New York City time, on December 16, 2011.

The Company has informed the Depositary that, pursuant to Cayman Islands law, registered holders of the Company's Ordinary Shares are entitled to dissent and to appraisal rights in respect of the merger and that, under Cayman Islands law, in order to exercise his or her appraisal rights, a registered holder of the Company's Ordinary Shares must provide written notice to the Company of his or her objection to the merger prior to the time of the vote to approve the merger at the extraordinary general meeting of the Company and within twenty (20) days of the date any approval notice of the merger is given by the Company, serve a notice of dissent demanding payment of the fair value of his or her Ordinary Shares of the Company. As a holder of ADSs you will not be able to exercise your appraisal rights. The Depositary will not exercise your appraisal rights on your behalf. Should you, as a holder of ADSs, wish to exercise your appraisal rights, you will need to surrender your ADSs to the Depositary for cancellation upon the terms of the Deposit Agreement and become a registered holder of the Company's corresponding Ordinary Shares in the Cayman Islands by December 9, 2011. If you intend to cancel your ADSs to become a shareholder by December 9, 2011 and you wish to vote the Shares at the Meeting, do not send these voting instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled. Please allow sufficient time for cancellation of your ADSs and registration of the corresponding Company Ordinary Shares in your name by the close of business in the Cayman Islands on December 9, 2011. If you do not surrender your ADSs for cancellation and become a registered holder of the corresponding Ordinary Shares of the Company by December 9, 2011, you will not be able to exercise your appraisal rights.

To become a shareholder by December 9, 2011, you will need to deliver your ADSs for cancellation to the Depositary, together with all applicable documentation and payments, by the close of business in New York City on December 7, 2011.

For more information regarding the Meeting please visit the Company's website at http://ir.globaleducation.cn/

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

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Exhibit 99.3